

January 30, 2014

<u>Via E-mail</u>
Terrance G. Finley
Chief Executive Officer and President
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

> **Re:** **Books-A-Million, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 19, 2013**
> **Form 10-Q for the Quarterly Period Ended November 2, 2013**
> **Filed December 12, 2013**
> **File No. 000-20664**

Dear Mr. Finley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

1. In future filings, please ensure that you provide a balanced, executive level discussion that identifies the most important matters upon which management focuses in evaluating your financial condition and results of operations. This discussion should provide insight into material opportunities, challenges, and risks that you face, as well as actions you are taking to address those material opportunities, challenges, and risks. You should also discuss any trends or uncertainties that may have a material favorable or unfavorable impact on your results of operations and financial condition. In doing so, please discuss the decreases in comparable store sales in recent years. Please refer to Item 303(a)(3) of Regulation S-K and provide us with your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 25

Summary of Significant Accounting Policies, page 33

2.   Please tell us how use of a separate legal entity provides a more advantageous legal structure for the administration of your gift card program.

Income Taxes, page 38

3.   Please explain to us how the full utilization of net operating loss carryback opportunity in the prior year resulted in a lower Federal statutory rate.

10. Commitments and Contingencies, page 48

4.   We note your disclosure that the ultimate liability, if any, with respect to various legal proceedings is not presently expected to materially affect your financial position, results of operations or cash flows. Please tell us your consideration of the disclosure requirements of FASB ASC 450-20-50 relating to contingencies you have deemed reasonably possible or probable. This comment also applies to your Form 10-Q for the fiscal quarter ended November 2, 2013.

13. Equity Method Investment, page 50

5.   Please tell us why net loss on equity method investment on page 30 does not agree to your ownership percentage multiplied by the net loss presented in the summarized data for both years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3720 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Lisa Kohl, Staff Attorney, at (202) 551-3252 if you have questions regarding any other comments.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant

cc: R. Todd Noden
        Chief Financial Officer